UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NEWTOWN LANE MARKETING, INCORPORATED

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

653243204

(CUSIP Number)

Jonathan J. Ledecky

970 West Broadway, PMB 402

Jackson, Wyoming 83001

307-633-2831

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 653243204

1.	Names of Reporting Persons.
Jonathan J. Ledecky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 950,944

	8.	Shared Voting Power

	9.	Sole Dispositive Power 950,944

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 950,944

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 69.1%

14.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 653243204

1.	Names of Reporting Persons.
Ironbound Partners Fund, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 950,944

	8.	Shared Voting Power

	9.	Sole Dispositive Power 950,944

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 950,944

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 69.1%

14.	Type of Reporting Person (See Instructions) OO

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Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Shares”) of Newtown Lane Marketing, Incorporated, whose principal executive offices are located at 133 Summit Avenue, Suite 22, Summit, New Jersey 07901 (the “Issuer”).

Item 2. Identity and Background.

(a) This statement is filed by Jonathan J. Ledecky (“Mr. Ledecky”) and Ironbound Partners Fund, LLC, a Delaware limited liability company (“Ironbound”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)  The principal business address of the Reporting Persons is 970 West Broadway, PMB 402, Jackson, Wyoming 83001.

(c)  Ironbound is a private investment management fund and Mr. Ledecky is the sole member and manager of Ironbound.

(d)  No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Mr. Ledecky is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

Ironbound acquired the 950,944 Shares it beneficially owns utilizing available and uncommitted cash pursuant to a Chapter 7 Bankruptcy sale on May 6, 2013 for an aggregate purchase price of $15,000 ($0.0157737 per Share).

Item 4.  Purpose of Transaction.

The Issuer is a public shell company. The Shares were acquired by Ironbound to acquire a controlling equity interest in the Issuer in contemplation of the Issuer acquiring, in the future by merger or other form of transaction, a company with a viable operating business. The Reporting Persons may from time to time identify potential operating businesses for the Issuer’s consideration as a merger or transactional candidate. The Reporting Persons may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

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Item 5.  Interest in Securities of the Issuer.

(a)  The aggregate percentage of Shares owned by each Reporting Person is based upon 1,375,755 Shares of the Issuer outstanding as of May 15, 2013.

As of May 15, 2013, Ironbound beneficially owned: (i) 950,944 Shares, constituting approximately 69.1% of the Shares outstanding; and (ii) a two- year convertible note, dated May 14, 2013, in the principal amount of $100,000, accruing interest at the rate of 5.0% per annum (the “Note”). The principal and accrued interest on the Note are convertible into Shares upon the consummation of a “Fundamental Transaction” (as defined in the Note) at the “Conversion” (as defined in the Note). The exact number of Shares issuable upon conversion of the Note cannot be determined at this time.

Mr. Ledecky is the sole member and manager of Ironbound who has the authority and responsibility for the investments made by Ironbound.  As such, Mr. Ledecky may be deemed to be the beneficial owner of the Shares held by Ironbound and has sole voting and dispositive power over such Shares. Mr. Ledecky disclaims beneficial ownership of the Shares held by Ironbound, except to the extent of his pecuniary interest therein.

(b)  As the sole member and manager of Ironbound who has the authority and responsibility for the investments made by Ironbound, Mr. Ledecky has voting and dispositive power with respect to the Shares reported in this Schedule 13D.

(c)  On May 6, 2013, the Reporting Persons purchased 950,944 Shares of the Issuer for an aggregate purchase price of $15,000, or $0.0157737 per Share, from the Chapter 7 Trustee of the Estates of Rodman & Renshaw, LLC, Direct Markets, Inc., and Direct Markets Holdings, Corp. in Chapter 7 bankruptcy proceedings pending in the United States Bankruptcy Court for the Southern District of New York (Cases No. 13-10087, 13-10088 and 13-10089).

On May 14, 2013, the Issuer issued the Note to Ironbound. The issuance of the Note was exempt from the registration requirements of the Securities Act of 1933, as amended (the “Act”) pursuant to Sections 4(a)(2) and 4(a)(5) of the Act.

(d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 16, 2013, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the Shares of the Issuer.

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Item 7.  Material to Be Filed as Exhibits.

Exhibit No.

1	Joint Filing Agreement by and between Ironbound and Mr. Ledecky, dated May 16, 2013.
2	Convertible Promissory Note, dated May 14, 2013 in the original principal amount of $100,000 executed by the Issuer in favor of Ironbound.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2013
/s/ Jonathan J. Ledecky
Jonathan J. Ledecky

IRONBOUND PARTNERS FUND, LLC

	By:	/s/ Jonathan J. Ledecky
	Name:	Jonathan J. Ledecky
	Title:	Managing Member

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